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Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com
December 11, 2023

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street N.E. Washington, DC 20549 Attn: Aaron Brodsky

Re:    Hotchkis and Wiley Funds (the “Registrant”)
Registration Statement on Form N-1A
File Nos. 333-68740; 811-10487
To the Commission:
On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on October 19, 2023 and October 26, 2023 with respect to Post-Effective Amendment No. 64 to the Registrant’s Registration Statement on Form N-1A filed on September 6, 2023 (the “Registration Statement”) relating to the issuance of shares of beneficial interest by the HW Opportunities MP Fund, a series of the Registrant (the “Fund”). Set forth below are the staff’s comments, as we understand them, and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.
Prospectus
1.Comment:    Please supplementally explain what “MP” in the Fund’s name refers to.
Response:    “MP” in the Fund’s name refers to the intended use of the Fund within model portfolios.
2.Comment:    With respect to the fee and expense table under “Fees and Expenses of the Fund” in the “Fund Summary” section of the Prospectus, please supplementally explain whether footnote 1 to the table is intended to disclose conflicts of interest of the Advisor or serve another purpose.
Response:    Footnote 1 is not intended to disclose a specific conflict of interest of the Advisor. Footnote 1 is intended to disclose why the Advisor does not charge the Fund a management fee in exchange for the services provided to the Fund pursuant to the Investment Advisory Agreement between the Advisor and the Trust, on behalf of the Fund (i.e., the direct or indirect compensation received by the Advisor and its affiliates from separately managed account program sponsors or program participants for managed account advisory services is sufficient consideration for the services provided by the Advisor to the Fund pursuant to the Investment Advisory Agreement).
3.Comment:    With respect to the fee and expense table, if fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds exceeds 0.01 percent (one basis point) of average net assets of the Fund, disclose this

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Securities and Exchange Commission
December 11, 2023

amount using a separate line item in the table titled “Acquired Fund Fees and Expenses,” consistent with Instruction 3(f) to Item 3 of Form N-1A.
Response:    The Registrant confirms that the fee and expense table is consistent with Instruction 3(f) to Item 3 of Form N-1A.
4.Comment:    The staff notes that the Fund’s principal investment strategy provides that the Fund normally invests in equity securities, such as common stocks, preferred stock and convertible securities, of any size market capitalization. Consider if investment in contingent convertible securities should be disclosed in the Fund’s principal investment strategy along with corresponding Principal Investment Risk disclosure.
Response:    The Registrant has considered the staff’s comment and has not revised disclosure in response thereto. For the information of the staff, information regarding investments in contingent convertible securities and corresponding risks is disclosed in the SAI.
5.Comment:     The staff notes that the Fund’s principal investment strategy provides that “The Advisor employs a fundamental value investing approach which seeks to exploit market inefficiencies created by irrational investor behavior.” Please add disclosure to clarify the meaning of “irrational investor behavior” in this context.
Response:    The Registrant has added the following disclosure:
The Advisor believes that investors often extrapolate a company’s value from current conditions – a behavior the Advisor believes disregards basic economic principles and creates short-term mispricings. The Advisor attempts to exploit these opportunities through proprietary research focused on valuation relative to long-run normal earnings.
6.Comment:    The staff notes that the Fund’s principal investment strategy provides that “As part of the Advisor’s investment process, the investment team evaluates the general and industry-specific Environmental, Social, and Governance (“ESG”) factors that the Advisor believes to be the most financially material to a company’s short-, medium-, and long-term enterprise value.” If accurate, please disclose that the Fund may invest in companies that perform poorly with respect to the Advisor’s evaluation of ESG factors.
Response:    The Registrant has added the following to the disclosure of “ESG Risk”: “Because ESG factor analysis is used as one part of the Advisor’s overall investment process, the Fund may still invest in securities of issuers that many or all market participants, including the Advisor, view as having an unfavorable ESG profile.”
7.Comment:    Please briefly explain how the Fund defines the following terms that are used in the Fund’s principal investment strategy: relative valuation, fundamental operating trends, deterioration of fundamentals, and portfolio diversification.
Response:    The Registrant has added the following disclosure:
For relative valuation, the Advisor compares the price of the security against its proprietary estimate of normal earnings (e.g., price to earnings (P/E) and enterprise value to earnings before interest and taxes (EV/EBIT)) and the company’s fundamental risk ratings score against other securities in the portfolio and other securities in the market, with the goal

Securities and Exchange Commission
December 11, 2023

of improving the risk adjusted return of the overall portfolio. As an example of fundamental operating trends, if business metrics such as sales growth, market share, profitability, return on capital, or other financial metrics change in a meaningful way such that the original investment thesis is no longer valid, the Advisor may sell the position. If a company’s fundamentals are deteriorating to a level that it may not be able to meet its financial obligations to creditors, the Advisor may sell the security even if the valuation is attractive. The reason for this consideration is that when a company experiences this level of distress, the risk of permanent loss of capital to equity holders is very high. Deterioration of fundamentals includes sharp declines in profits, cash flow, liquidity and access to external or third-party capital. Additionally, the Advisor may sell a position to reduce the Fund's concentration to particular factors such as industry, sector, interest rates, cyclicality, and leverage, and to increase portfolio diversification.
8.Comment:    In the section titled “Investment Objective, Principal Investment Strategies and Related Risks,” please clarify whether the evaluation of ESG Factors applies to some or all of the Fund’s investments.
Response:    The Registrant has revised the cited disclosure to clarify that the evaluation of ESG Factors applies to all of the Fund’s investments.
Statement of Additional Information
9.Comment:     With respect to the Fund’s investment restrictions disclosed in the section of the SAI titled “Description of the Fund, Its Investments and Risks—Investment Restrictions,” please state whether the Fund will concentrate its investments in a particular industry or group of industries as a fundamental policy.
Response:    The Registrant has added disclosure to state, consistent with Section 8(b)(1) of the 1940 Act, “the extent to which the [R]egistrant intends to engage” in “concentrating investments in a particular industry or group of industries.” Specifically, the Fund has no intention to engage in concentrating investments in a particular industry or group of industries and has added disclosure to state that using plain English. The revised disclosure is set forth below:
The Fund has no investment policy limiting concentration of its investments in a particular industry or group of industries, although the Fund does not intend to concentrate its investments in a particular industry or group of industries.
10.Comment:    In the section of the SAI titled “Description of the Fund, Its Investments and Risks—Derivative Instruments—Risks of Potential Government Regulation of Derivatives” consider if disclosures related to the Dodd-Frank Wall Street Reform and Consumer Protection Act should be updated to reflect any recent developments.
Response:    The Registrant has considered the staff’s comment and has not revised disclosure in response thereto.

Securities and Exchange Commission
December 11, 2023

Part C
11.Comment:    Under Item 30 of Part C, please provide the undertaking set forth in Rule 484(b)(3) of the Securities Act.
Response:    Rule 484 of the Securities Act provides, in relevant part, that “If a registration statement is prepared on a form available solely to investment companies registered under the Investment Company Act of 1940…, if: (a) Any acceleration is requested of the effective date of the registration statement pursuant to Rule 461 (§ 230.461); and…(b)(3) The benefits of such indemnification are not waived by such persons; the registration statement shall include a brief description of the indemnification provisions and an undertaking in substantially the following form:…” For the information of the staff, the Registration does not intend to request acceleration of the effective date of the Registration Statement pursuant to Rule 461. Therefore, Rule 484 of the Securities Act does not require the undertaking set forth in Rule 484(b)(3) and the Registrant respectfully declines to provide that undertaking.
12.Comment:    The staff notes that with respect to the Registrant’s Agreement and Declaration of Trust filed as an exhibit to the Registration Statement pursuant to Item 28(a) of Form N-1A (the “Declaration of Trust”), Article VIII, Section 9, paragraph 1 of the Declaration of Trust generally requires that shareholders must make a pre-suit demand upon the Trustees in order to bring a derivative action on behalf of the Trust. Please disclose this requirement in an appropriate location in the Prospectus.
Response:    The Registrant notes that, consistent with Item 22 of Form N-1A, information regarding shareholder rights is disclosed in the SAI. In response to the staff’s comment, the Registrant has added the following disclosure to the section of the SAI titled “General Information—Description of Shares”:
The Agreement and Declaration of Trust sets forth a process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, the shareholder or shareholders must make a pre-suit demand upon the Board. Shareholders who collectively hold at least 10% of the outstanding shares of the Trust, or who collectively hold at least 10% of the outstanding shares of the series (i.e., a fund) or share class thereof to which such action relates, shall join in the request for the Board to commence such action. The Board must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Board shall be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Board determines not to bring such action. Insofar as the Federal securities laws supersede state law, these provisions do not apply to shareholder derivative claims that arise under the Federal securities laws.
13.Comment:    The staff notes that Article VIII, Section 9, paragraph 2 of the Declaration of Trust generally requires that a derivative action must be brought by shareholders collectively holding at least 10% of the outstanding shares of the Trust or the Fund to which the action relates. Please disclose this requirement in an appropriate location in the Prospectus, and disclose that this requirement does not apply to claims arising under federal securities laws.

Securities and Exchange Commission
December 11, 2023

Response:    In response to this comment, the Registrant has added the disclosure set forth in response to comment # 12 above.
14.Comment:    The staff notes that Article VIII, Section 9, paragraph 3 of the Declaration of Trust generally requires that the Trustees must be afforded a reasonable amount of time to consider shareholders’ pre-suit demand. Please disclose this requirement in an appropriate location in the Prospectus.
Response:    In response to this comment, the Registrant has added the disclosure set forth in response to comment # 12 above.
15.Comment:    The staff notes that Article VIII, Section 9, paragraph 3 of the Declaration of Trust provides that the Trustees shall be entitled to retain counsel or other advisors in considering the merits of shareholders’ pre-suit demand, and that the pre-suit demand requires an undertaking by such shareholders to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring the requested action. Please disclose this requirement in an appropriate location in the Prospectus, and disclose that this requirement does not apply to claims arising under federal securities laws.
Response:    In response to this comment, the Registrant has added the disclosure set forth in response to comment # 12 above.
Please contact the undersigned at (312) 609-7515, or Joseph M. Mannon at (312) 609-7883, if you have any questions regarding the Registrant’s responses.

Regards, /s/ Mark A. Quade Mark A. Quade
cc:    Anna Marie Lopez, Hotchkis and Wiley Funds
Joseph M. Mannon, Vedder Price P.C.